Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
Elan Corporation, plc.:

     We consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-78453, 333-50877, 333-74515, 333-67114, 333-50841 and 333-89020) of aaiPharma Inc. of our report dated February 13, 2004, with respect to the statement of net assets to be sold as of December 31, 2002 and September 26, 2003 and the related statement of revenues and direct expenses for the year ended December 31, 2002 and the nine months ended September 26, 2003 of the Roxicodone®, Oramorph®, Roxanol™, and Duraclon® product line (the “Pain Line Products”) of Elan Pharma International Ltd and Elan Pharmaceutical, Inc. (subsidiaries of Elan Corporation, plc) which report appears in the Form 8-K/A of aaiPharma Inc. dated February 13, 2004.

/s/ KPMG
Chartered Accountants
Dublin, Ireland
February 13, 2004